                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO.  )



                              Software Spectrum, Inc.
                         -------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
                        ---------------------------------
                         (Title of Class of Securities)



                                   833960107
                         -------------------------------
                                 (CUSIP Number)

Edward P. Grace, III                COPY TO:     David C. Chapin, Esq.
SunTrust Center, Suite 1850                      Ropes & Gray
200 South Orange Avenue                          One International Place
Orlando, FL  32801                               Boston, MA  02110
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                July 22, 1999
            --------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 833960107              SCHEDULE 13D            Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward P. Grace, III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            210,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             210,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      210,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES                                                [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

Item 1.  SECURITY ISSUER.

      The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Software Spectrum, Inc., Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2140 Merritt Drive, Garland, Texas 75041.

Item 2.  IDENTITY AND BACKGROUND.

      (a) The person filing this statement is Edward P. Grace, III ("Mr. Grace" or the "Reporting Person").

      (b) Mr. Grace's business address is SunTrust Center, Suite 1850, 200 South Orange Avenue, Orlando, FL 32801.

      (c) The Reporting Person is the President of Phelps Grace International, Inc., an investment and consulting company located at SunTrust Center, Suite 1850, 200 South Orange Avenue, Orlando, FL 32801, and the Managing Member of iHatch.com, LLC, an incubator and investor in digital businesses located at SunTrust Center, Suite 1850, 200 South Orange Avenue, Orlando, FL 32801.

      (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  The Reporting Person is a citizen of the United States.

                               Page 3 of 8 Pages

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Grace Associates used an aggregate of $2,368,212 of its funds to acquire the shares. Grace Family Partnership used an aggregate of $296,961 of its funds to acquire the shares. Mr. Grace used an aggregate of $247,428 of its funds to acquire the shares.

Item 4.  PURPOSE OF TRANSACTION.

      Mr. Grace has acquired the shares of Common Stock with the intention of acquiring a significant equity interest in the Issuer. Mr. Grace believes that the current trading prices of the Issuer's Common Stock do not reflect the intrinsic value of the Issuer, and Mr. Grace has engaged and continues to engage in discussions with the Issuer regarding the Issuer's business and prospects and means for the Issuer to increase the value of the Common Stock. Mr. Grace intends to review on a continuing basis his investment in the Issuer.
Currently, Mr. Grace intends to acquire additional shares of Common Stock if such shares can be acquired at favorable values. In the future, Mr. Grace may decide to increase or decrease his investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Mr. Grace, general stock market and economic conditions and tax conditions.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr.Grace is the beneficial owner of 210,500 or approximately 5.1% of the shares of the 4,103,180 shares of the outstanding Common Stock, based on information contained in the Company's Annual Report on Form 10-K filed for the fiscal year ended April 30, 1999. Of the shares beneficially owned by Mr. Grace, Grace Associates owns 169,400 shares of Common Stock, Grace Family Partnership owns 23,700 shares of Common Stock, and Mr. Grace owns 17,400 shares of Common Stock. Mr. Grace controls the Grace Family Partnership and Grace Associates.

      (b) As the controlling person of each of Grace Associates and Grace Family Partnership, Mr. Grace may be deemed to have the sole voting and disposition power with respect to these shares of Common Stock.

      (c) All transactions in the shares of Common Stock that were effected since May 31, 1999 are described in Schedule A hereto. Such transactions were either effected in the open market or were block trades.

      (d) No other person has the right or the power to direct the receipt of dividend or the proceeds from the sale of the securities reported herein.

      (e)  Not applicable.

                               Page 4 of 8 Pages
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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

      The Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.

                              Page 5 of 8 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 1999





                                    By:  /s/ Edward P. Grace, III
                                       --------------------------------
                                             Edward P. Grace, III

                               Page 6 of 8 Pages
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                                   SCHEDULE A

                                                                NET PRICE
DATE         PURCHASER                  SHARES PURCHASED        PER SHARE
----         ---------                  ----------------        ---------
6/11/99      Edward P. Grace, III       100                     14.625

6/11/99      Edward P. Grace, III       1,000                   14.750

6/11/99      Edward P. Grace, III       1,000                   14.625

6/11/99      Edward P. Grace, III       500                     14.625

6/11/99      Edward P. Grace, III       100                     14.625

6/11/99      Edward P. Grace, III       300                     14.625

6/16/99      Edward P. Grace, III       1,000                   15.750

6/16/99      Edward P. Grace, III       250                     16.250

6/16/99      Edward P. Grace, III       700                     16.250

6/16/99      Edward P. Grace, III       50                      16.250

6/25/99      Edward P. Grace, III       500                     15.625

6/25/99      Edward P. Grace, III       500                     15.625

6/28/99      Edward P. Grace, III       5,000                   16.050

6/30/99      Edward P. Grace, III       500                     16.375

7/8/99       Edward P. Grace, III       500                     16.800

7/9/99       Edward P. Grace, III       600                     16.800

7/9/99       Edward P. Grace, III       1,100                   17.050

7/9/99       Edward P. Grace, III       5,000                   17.050

7/9/99       Edward P. Grace, III       5,000                   17.050

                               Page 7 of 8 Pages

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
                                                                NET PRICE
DATE         PURCHASER                  SHARES PURCHASED        PER SHARE
----         ---------                  ----------------        ---------
7/9/99       Edward P. Grace, III       2,000                   17.300

7/12/99      Edward P. Grace, III       2,000                   17.737

7/14/99      Edward P. Grace, III       2,000                   18.050

7/14/99      Edward P. Grace, III       2,000                   18.050

7/14/99      Edward P. Grace, III       2,000                   18.550

7/15/99      Edward P. Grace, III       5,000                   18.656

7/15/99      Edward P. Grace, III       2,000                   18.675

7/15/99      Edward P. Grace, III       500                     18.625

7/16/99      Edward P. Grace, III       500                     18.800

7/19/99      Edward P. Grace, III       2,000                   19.050

7/20/99      Edward P. Grace, III       1,000                   18.425

7/20/99      Edward P. Grace, III       1,000                   18.550

7/21/99      Edward P. Grace, III       1,000                   18.112

7/21/99      Edward P. Grace, III       2,000                   18.425

7/28/99      Edward P. Grace, III       200                     16.250

7/29/99      Edward P. Grace, III       700                     16.250

                                                                NET PRICE
DATE         HOLDER                     SHARES DISPOSED         PER SHARE
-----------  --------------------       ---------------         ---------
7/29/99      Edward P. Grace, III       1,000                   16.00

TOTAL SHARES FOR                               48,600
PERIOD SPECIFIED

                               Page 8 of 8 Pages